# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Zenas BioPharma, Inc., CIK 0001953926
CUSIP: 98937L105
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 852 Winter Street, Suite 250, Waltham, Massachusetts (MA), 02451
Date of event which requires filing of this statement: 05/30/2025
Filed by CIK 0001228865
Persons authorized to receive notices and communications: Leon O. Moulder, Jr., Tellus BioVentures, LLC, 852 Winter Street, Suite 250, Waltham, Massachusetts (MA), 02451, 857-271-2954

## Reporting persons
- Leon O. Moulder, Jr. (CIK 0001228865): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 426,607; shared voting power 1,672,039; sole dispositive power 426,607; shared dispositive power 1,672,039; aggregate amount beneficially owned 2,098,646 (5% of the class)
  Comment: (1) Rows 7 & 9: Consists of (i) 266,155 shares of common stock held directly by Mr. Moulder, and (ii) 160,452 shares of common stock underlying outstanding stock options exercisable within 60 days of the date of May 30, 2025.
  
  (2) Rows 8 & 10: Consists of 1,672,039 shares of common stock held by Tellus BioVentures, LLC ("Tellus"). Mr. Moulder is the Managing Member of Tellus and may be deemed to have sole voting and dispositive power over the shares held by Tellus.
  
  (3) Row 11: Consists of (i) 266,155 shares of common stock held directly by Mr. Moulder, (ii) 160,452 shares of common stock underlying outstanding stock options exercisable within 60 days of May 30, 2025, and (iii) 1,672,039 shares of common stock held by Tellus. Mr. Moulder is the Managing Member of Tellus and may be deemed to have sole voting and dispositive power over the shares held by Tellus.
  
  (4) Row 13: Calculated based on 41,834,182 shares of Common Stock outstanding, as reported by the Issuer in its Quarterly Report on Form 10-Q for the three months ended March 31, 2025, as filed with the Securities and Exchange Commission (the "Commission") on May 15, 2025 (the "Form 10-Q"), plus the 160,452 shares of common stock issuable upon the exercise of the options held by Mr. Moulder that are exercisable within 60 days of May 30, 2025.
- Tellus BioVentures, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,672,039; sole dispositive power 0; shared dispositive power 1,672,039; aggregate amount beneficially owned 1,672,039 (4% of the class)
  Comment: (1) Rows 8, 10 & 11: Consists of 1,672,039 shares of common stock held of record by Tellus. Mr. Moulder is the Managing Member of Tellus and may be deemed to have sole voting and dispositive power over the shares held by Tellus.
  
  (2) Row 13: Calculated based on 41,834,182 shares of common stock outstanding, as reported by the Issuer in the Form 10-Q.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: Zenas BioPharma, Inc.
Address of issuer's principal executive offices: 852 Winter Street, Suite 250, Waltham, Massachusetts (MA), 02451
Comment: This joint statement on Schedule 13D (this "Statement") is filed with respect to the Common Stock, par value $0.0001 per share ("Common Stock"), of Zenas BioPharma, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 852 Winter Street, Suite 250, Waltham, MA 02451.

## Item 2. Identity and Background
Name of person filing: This Statement is being filed by Leon O. Moulder, Jr., the Issuer's Chief Executive Officer and Chairman of its Board of Directors and Tellus BioVentures, LLC, a Delaware limited liability company ("Tellus" and, together with Mr. Moulder, the "Reporting Persons"). The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached hereto as Exhibit 1. Each Reporting Person disclaims beneficial ownership of all securities reported in this Statement except to the extent of such Reporting Person's pecuniary interest therein, other than those securities reported herein as being held directly by such Reporting Person.
Residence or business address: The address of the principal offices of Tellus, and the business address of Mr. Moulder, is 10520 Trevi Isle Way, Miromar Lakes, FL 33913.
Present principal occupation or employment: Tellus is an early-stage life sciences investment fund involved in in acquiring, holding and disposing of interests in various companies for investment purposes. Mr. Moulder is the Managing Member of Tellus and is the Issuer's Chief Executive Officer and Chairman of its Board of Directors.
Criminal convictions in the last five years: During the past five years, neither Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Neither Reporting Person is, nor during the last five years has been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Tellus is a limited liability company organized under the laws of the State of Delaware. Mr. Moulder is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Prior to the Issuer's initial public offering consummated on September 16, 2024 (the "IPO"), the Reporting Persons acquired the following securities of Zenas BioPharma (Cayman) Limited (the predecessor entity to the Issuer) ("Zenas Cayman"):

* in 2019, Tellus purchased 1,000,000 ordinary shares at par value, for an aggregate purchase price of $100.00;
* on August 21, 2020, Zenas Cayman granted Mr. Moulder a restricted stock award of 39,250 ordinary shares, which restrictions lapsed as to 25% of the shares on August 3, 2021, with the restrictions lapsing as to the remaining 75% of the shares in substantially equal installments over the following 36 months;
* on August 26, 2020, Tellus purchased 8,686,000 ordinary shares for a total purchase price of $869.00;
* in September 2020, Tellus purchased 1,428,571 Series Seed Convertible Preferred Shares at a price of $0.56 per share;
* in November 2020, Mr. Moulder purchased 941,088 Series A Convertible Preferred Shares at a price of $3.19 per share;
* in November 2021, Tellus purchased $5.0 million aggregate principal amount of convertible promissory notes;
* in November 2022, Tellus converted the $5.0 aggregate principal amount of convertible promissory notes into 3,230,268 Series B Preferred Shares at a conversion price representing a 30% discount to the Series B Preferred Share purchase price; and
* in November 2022, Mr. Moulder purchased 418,996 Series B Preferred Stock at a price of $2.39 per share.

In July 2023, in connection with his employment, Zenas Cayman granted Mr. Moulder an option to purchase 308,069 ordinary shares (as adjusted for the September 2024 reverse stock split described below). The option has an exercise price of $9.30 per share (as adjusted for the September 2024 reverse stock split described below) and is subject to a four-year vesting schedule, pursuant to which 25% of the shares vested in June 2024 on the first anniversary of the vesting commencement date and the balance vests monthly in substantially equal installments over the following 36 months, subject to Mr. Moulder's continued service with the Issuer through each vesting date.

On August 2, 2023, Zenas Cayman de-registered in the Cayman Islands and registered by way of continuation in the State of Delaware, whereby under the name of Zenas BioPharma, Inc. In connection with this redomicile, the existing shares of preferred stock and ordinary shares of Zenas Cayman automatically converted into the same number and classes of common stock and preferred stock of the Issuer on a one-to-one basis (including with respect to options to purchase such shares), with rights substantially similar to the converted shares of Zenas Cayman.

On September 5, 2024, the Issuer effected a 1-for-8.6831 reverse stock split, resulting in Tellus holding 1,115,499 shares of the Issuer's Common Stock as of such date. On September 16, 2024, effective as of immediately prior to the closing of the IPO, all of the shares of the Issuer's Series Seed Convertible Preferred Stock, Series A Convertible Preferred Stock and Series B Preferred Stock (collectively, the "Preferred Stock") automatically converted into shares of the Issuer's Common Stock on an 8.6831-for-1 basis for no consideration.

In connection with the IPO, the Issuer granted Mr. Moulder an option to purchase 1,486,000 shares of its Common Stock. The option will vest as to 25% of the underlying shares of common stock on September 12, 2025, the first anniversary of the vesting commencement date, and vests as to the remaining shares, in equal monthly installments over 36 months thereafter, subject to Mr. Moulder's continued service. The option has an exercise price per share of $17.00, equal to the initial public offering price per share in the IPO.

Between September 18, 2024 and February 18, 2025, the Reporting Persons purchased an aggregate of 125,000 shares of Common Stock in multiple open-market transactions at prices per share ranging from $6.54 to $19.24, inclusive.

Other than with respect to the stock options granted to Mr. Moulder in connection with his service as Chief Executive Officer of the Company, the source of the funds used for the purchase of the shares Common Stock and Preferred Stock which were converted into shares of Common Stock, was the working capital of Tellus and the personal funds of Mr. Moulder, as applicable.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 3 of this Statement is incorporated herein by reference.

Mr. Moulder serves as the Chairman of the Issuer's Board of Directors and as its Chief Executive Officer. In such capacity, Mr. Moulder has influence over the corporate activities of the Issuer, including activities that may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Except as described herein, the Reporting Persons have no present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons reserve the right to formulate in the future plans or proposals which may relate to or result in the transactions described in subparagraphs (a) through (j) of this Item 4. In addition to the foregoing, the Reporting Persons may engage in discussions from time to time with other members of the Issuer's management and/or Board of Directors and/or with other stockholders of the Issuer and/or other third parties. Such discussions may include, without limitation, discussions with respect to the governance, board composition, management, operations, business, assets, capitalization, financial condition, strategic plans and future of the Issuer, as well as other matters related to the Issuer. These discussions may also include a review of options for enhancing stockholder value through, among other things, various strategic alternatives (including acquisitions and divestitures) or operational or management initiatives.

The Reporting Persons hold the securities of the Issuer for general investment purposes. The Reporting Persons may, from time to time, depending on prevailing market, economic and other conditions, acquire additional shares of Common Stock or other securities of the Issuer, dispose of any such securities, or engage in discussions with the Issuer concerning such acquisitions or dispositions or further investments in the Issuer. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price and availability of shares of Common Stock or other securities of the Issuer, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of their investment in the Issuer in the open market, in privately negotiated transactions, pursuant to 10b5-1 trading plans or otherwise.

Mr. Moulder, in his capacity as Chief Executive Officer of the Issuer, may be entitled to receive cash compensation and equity compensation, including stock option or other equity awards, including pursuant to the Issuer's 2024 Equity Incentive Plan (the "2024 Plan"). Mr. Moulder does not receive any additional compensation for his service on the Board of Directors of the Issuer. The terms and provisions of the 2024 Plan are described in the Issuer's definitive proxy statement relating to its 2025 annual meeting of stockholders, which was filed with the Commission on March 11, 2025 (the "2025 Proxy").

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Items 7-11 of the cover pages of this Statement and Item 2 above.
Number of shares as to which each person has sole or shared power to vote or dispose: See Items 7-11 of the cover pages of this Statement and Item 2 above.
Transactions in the class effected during the past sixty days: Except as reported in this Statement, neither Reporting Person has effected any transactions in the Issuer's securities within the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Items 3 and 4 of this Statement is incorporated herein by reference.

In connection with the Reporting Persons' purchase of shares of the Issuer's Preferred Stock, the Reporting Persons and certain of the Issuer's other investors entered into a Fourth Amended and Restated Shareholders Agreement, dated May 3, 2024, with the Issuer (the "Shareholders Agreement"). After the closing of the IPO, the stockholders party thereto continue to be entitled to certain registration rights described below.

Registration Rights

The Shareholders Agreement grants the parties thereto, including the Reporting Persons, certain registration rights in respect of the "registrable securities" held by them, which securities include (i) the shares of Common Stock; and (ii) any Common Stock issued as (or issuable upon the conversion or exercise of any warrant, right, or other security that is issued as) a dividend or other distribution with respect to, or in exchange for, or in replacement of, the shares referenced in clause (i) above. Under the Shareholders Agreement, the Issuer will pay all expenses relating to such registrations, including the fees of one counsel for the participating holders, and the holders will pay all underwriting discounts and commissions relating to the sale of their shares. The Shareholders Agreement includes customary indemnification and procedural terms.

These registration rights will expire on the earlier of (i) such time as Rule 144, or another similar exemption under the Securities Act, is available for the sale of all of such holder's shares without limitation during a three-month period without registration and (ii) September 12, 2027, the third anniversary of the consummation of the IPO.

Demand Registration Rights

The holders of at least 25% of the registrable securities then outstanding may request that the Issuer file a registration statement on Form S-1, if the aggregate offering price of the registrable securities requested to be registered exceeds $20 million. Once the Issuer is eligible to use a registration statement on Form S-3 for a period of at least twelve months, any holder of the registrable shares then outstanding may request that the Issuer file a registration statement on Form S-3 with respect to such holders' registrable securities then outstanding.

Piggyback Registration Rights

In the event that the Issuer proposes to register any of the Issuer's securities under the Securities Act, either for the Issuer's own account or for the account of other security holders, the stockholders party to the Shareholders Agreement will be entitled to certain "piggyback" registration rights allowing them to include their registrable securities in such registration, subject to certain marketing and other limitations.

The above summary of the Shareholders Agreement is qualified by reference to such description and the full text of the Shareholders Agreement, which is filed as Exhibit 2 to this Statement and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Joint Filing Agreement, dated June 6, 2025, by and among the Reporting Persons (filed herewith).

Exhibit 2: Fourth Amended and Restated Shareholders Agreement, dated May 3, 2024, by and among the Issuer and certain of its stockholders (filed as Exhibit 4.2 to the Issuer's Registration Statement on Form S-1/A as filed with the Commission on September 6, 2024 (SEC File No. 333-281713)).

## Signatures
- Leon O. Moulder, Jr.: /s/ Leon O. Moulder, Jr., Leon O. Moulder, Jr. (06/06/2025)
- Tellus BioVentures, LLC: /s / Leon O. Moulder, Jr., Leon O. Moulder, Jr., Managing Member (06/06/2025)